UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of CPFL Energia S.A. (“CPLF Energia” or “Company”) are hereby invited, pursuant to article 124 of Law N°. 6,404 of December 15th, 1976 (“Brazilian Corporation Law”), to attend the Extraordinary General Meeting (“GM” or “General Meeting”) to be held on January 15th, 2020, at 10:00 a.m., at the Company’s headquarters, located at Rua Jorge de Figueiredo Corrêa, nº 1.632, part, Jardim Professora Tarcília, Zip Code 13087-397, in the city of Campinas, State of São Paulo, to consider and to vote on the following agenda:

a.    To approve the Amendment and the Consolidation of the Company’s Bylaws, as follows: The amendment to the caput and items “e”, “g”, “i” and “j” of Article 18 to: (i) exclude the “Deputy Financial Officer” position; (ii) create the “Strategy, Innovation and Business Excellence Vice President” position, and to determine its  attributions; (iii) change the name and attributions of the “Business Development and Planning Vice President”, which shall be called “Business Development Vice President”; (iv) change the attributions of the “Business Management Vice President”; and (v) to change the wording of the attributions of the “Market Operations Vice President”.

General Information:

1. The shareholders of the Company may participate in the GM provided they are registered in the Register of Book–Entry Shares at Itaú Corretora de Valores S.A. (“ITAUCOR”), Company’s registered agent, and to bring the following documents: (i) individuals - identification document with photo; (ii) legal entities - certified copy of the most recent consolidated Bylaws or Articles of Association and corporate documentation granting powers of representation (minutes of election of the executive officers and/or power of attorney), as well as identification document with photo of the legal representative(s); and (iii) for shareholders organized as Investment Funds - certified copy of the most recent consolidated Bylaws of the fund and the Bylaws or Articles of Association of the fund administrator, and the corporate documentation granting powers of representation (minutes of election of the directors and/or power of attorney), as well as identification document with photo of the legal representative(s).

2. Any shareholder may appoint a proxy to attend the GM and to vote on their behalf. In the event of representation by proxy, the following documents must be presented: (i) proxy instrument granting special powers for representation at the GM; (ii) Bylaws or Articles of Association and minutes of the election of managers, in case of legal entities; and (iii) identification document with photograph of the proxy.

3. The Company requests that all proxies granted in Brazil have the signature certified by the registry office and that all those granted outside Brazil are notarized by a Public Notary duly authorized for this purpose and consularized in a Brazilian consulate or apostilled, and translated to Portuguese by a certified translator and registered before the Register of Deeds and Documents, according to the legislation currently in force.

4. Pursuant to article 126, paragraph 1 of the Brazilian Corporation Law, proxy instruments may only be granted to any person meeting at least one of the following requirements: (i) be a shareholder or manager of the Company, (ii) be a lawyer, or (iii) be a financial institution. For shareholders who are legal entities in accordance with the understanding of the Brazilian Securities Commission (“CVM”) Collegiate Body, issued in the meeting held on November 4th, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be (i) a shareholder or senior manager of the Company, (ii) a lawyer, or (iii) a financial institution.

5. To facilitate the GM proceedings, the Company requests shareholders to submit their proxy instruments and representation documents forty-eight (48) hours prior to the GM, as provided in the Paragraph 1 of article 13 of the Company’s Bylaws. Shareholders attending the GM with the required documents will be allowed to participate and to vote even if they had not submitted mentioned documents in advance.

6. Under article 135, paragraph 3 of the Brazilian Corporation Law and in keeping with articles 6 et seq. of CVM Instruction No. 481, all documents pertaining to the matters to be considered and voted on at the GM are available to shareholders as from this date at the Company’s principal place of business, on its Investor Relations website (http://ri.cpfl.com.br), and on the websites of the CVM (www.cvm.gov.br) and the B3 S.A. – Brazil, Stock Exchange, Counter (www.b3.com.br).

Campinas, January 15th, 2020

Bo Wen

Chairman of the Board of Directors

Manual for Participation in the General Shareholders’ Meeting

Extraordinary General Shareholders’ Meeting

CPFL Energia S.A.

January 15th, 2020

Manual Index

1. Message from the Chairman of the Board of Directors	3
2. Message from the CEO	4
3. Guidelines for Participation in the General Meeting	5
3.1. Shareholder in Attendance	5
3.2. Shareholder Represented by an Attorney in Fact	5
3.3. Conflict of Interests	8
4. Call Notice	9
5. Proposal of the Administration	11
(I) To approve the Amendment and the Consolidation of the Company’s Bylaws	11
(II) Clarifications	11

1.          Message from the Chairman of the Board of Directors

Dear shareholder,

On behalf of the Board of Directors of CPFL Energia S.A. (“CPFL Energia” or “Company”), aligned with the corporate governance practices adopted by the Company, based on the principles of transparency, equity, accountability and corporate responsibility (compliance), I have the honor to invite you to attend the Extraordinary General Shareholders’ Meeting (“GM” or “General Meeting”), to be held on January 15th, 2020, at 10 a.m., at the Company’s headquarters located at Rua Jorge de Figueiredo Corrêa, nº 1.632, part, Jardim Professora Tarcília, Zip Code 13087-397, in the city of Campinas, State of São Paulo.

In the expectation that this Manual for Participation will contribute to the goal of facilitating your participation and basing your decisions on transparent and objective information, we highlight the importance of your participation and hope that you can be present.

Sincerely,

Bo Wen

Chairman of the Board of Directors

2. Message from the CEO

Dear shareholder,

This Manual for Participation has as the goal to provide transparency to the Management’s Proposal submitted for the GM’s deliberation.

Inside of it you can find information about the agenda and the communication channels with the Company, as well as way by means of which Shareholders may be represented, in case the Shareholders cannot attend the meeting. We remind you that an attorney-in-fact can be nominated to represent you and vote in your behalf on the GM, in case you cannot be present, according to the orientations herein.

At the Extraordinary General Meeting of CPFL Energia, in which we expect you to participate, the matter to be discussed is the Amendment and Consolidation of the Company’s Bylaws. In order to deliberate, this Manual describes the proposal and the voting forms.

We thank you for the trust shown towards CPFL Energia’ Management and we reaffirm our commitment to the values of transparency, ethics and compliance in the conduction of our businesses.

Sincerely,

Gustavo Estrella

CEO

3. Guidelines for Participation in the General Meeting

The shareholders may go to the headquarters of the Company on the date of the General Meeting and cast their votes or, if they are unable to attend, they may appoint an attorney in fact, subject to the rules of representation described below.

3.1.    Shareholder in Attendance:

The shareholder that wishes to participate in the General Meeting shall be present a few minutes before the time mentioned in the Call Notice (10 a.m.), with the following documents:

(i) individual: ID card with picture. Examples: RG, RNE, CNH or officially recognized professional class cards;

(ii) legal entity: ID card with picture of the legal representative(s) of the shareholder, certified copy of the latest consolidated Bylaws or Articles of Association and corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney);

(iii) shareholder incorporated as an Investment Fund: ID card with picture of the legal representative(s) of the administrator of the Investment Fund (or manager, as the case may be), certified copy of the latest consolidated regulation of the fund and of the Bylaws or Articles of Association of its administrator, in addition to the corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney);

(iv) in addition to the identification and representation documents, the Company also requests the receipt issued by the depositary financial institution or custodian agent, certificating the shares ownership, at least two (2) business days before the GM.

3.2.  Shareholder Represented by an Attorney in Fact:

The shareholder that is unable to attend the Extraordinary General Meeting may be represented by an Attorney in Fact, whose powers of representation must have been assigned less than one (1) year before, pursuant to the provisions set forth in paragraph 1 of article 126 of Law No. 6.404/1976 (“Brazilian Corporation Law”).

With the exclusive purpose of protecting the interests of its shareholders, and in order to facilitate their representation in the General Meeting, CPFL Energia provides, as a suggestion, at the end of this item, a Form of Power of Attorney granting powers to an Attorney in Fact appointed by the Company, who may represent the shareholders, at no cost and in strict compliance with the powers granted to such Attorney in Fact.

The powers of attorney, pursuant to paragraph 1 of article 126 of the Corporation Law, can only be granted to parties that meet, at least, one of the following requirements: (i) be a shareholder or officer of the Company, (ii) be an attorney or (iii) be a financial institution. In the case of shareholders that are legal entities, pursuant to the standing adopted by the Full Session of CVM, during a meeting held on November 4, 2014 (Case CVM RJ2014/3578), the attorney in fact does not need to be (i) a shareholder or officer of the Company, (ii) attorney or (iii) financial institution.

Article 13, paragraph first, of the Bylaws establishes that the representation documents mentioned below must be sent to the headquarters of the Company up to 48h (forty-eight) hours before the scheduled time of the meeting (which means, until 10 a.m. on January 13, 2019).

Please note that the purpose of the request for early delivery of the power of attorney, by those shareholders who intend to be represented by a legally appointed Attorney in Fact, is to facilitate the preparation of the General Meeting, and that it does not represent an obstacle to their participation in case they show up with the documents described below.

•       Representation Documents:

(i)   Power of attorney with special powers to participate on the GM;

(ii) Proof of ownership of the shares issued by CPFL Energia, granted by the depositary financial institution or custodian agent, at least two (2) business days before the GM;

(iii)          Legal entity - Bylaws/Articles of Association and minutes of the election of those granting the Power of attorney; and

(iv)          ID card with picture of the Attorney in fact - Examples: RG, RNE, CNH or officially recognized professional class cards.

It is important to note that the powers of attorney granted in Brazil must be certified by the registry office and those granted abroad must be notarized by a Notary Public or Notary Public duly authorized for this purpose, legalized in a Brazilian consulate or apostilled, translated into Portuguese by a sworn translator and registered before the Register of Deeds and Documents, in accordance with current legislation.

The representation documents must be delivered to the Investors Relations Office of the Company, located at Rua Jorge de Figueiredo Corrêa, nº 1.632, part, Jardim Professora Tarcília, Zip Code 13087-397, in the city of Campinas, State of São Paulo.

•        Form of Power of Attorney

POWER OF ATTORNEY

By means of this instrument of power of attorney,

[SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of Identification card RG No. [•], enrolled in CPF/MF under No. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [COMPLEMENT], [CEP] (“Grantor”), or [SHAREHOLDER], enrolled in CNPJ/MF under No., [•], with headquarters in the city of [•], State of [•], at Rua [•], [NUMBER], [COMPLEMENT], [CEP], herein represented by its legal representative (“Grantor”), hereby appoints and constitutes as its attorneys in fact Mrs. ANA CRISTINA FERNANDES BORELLI, Brazilian, married, lawyer register under Ordem dos Advogados do Brasil - OAB/SP under No. 258.628, bearer of RG No. 43.542.529-8 SSP/SP, registered under CPF/ME No. 311.691.928-31, Mrs. CAROL SANGIOVANI FIGUEIREDO, Brazilian, single, lawyer register under Ordem dos Advogados do Brasil - OAB/SP under No. 351.506, bearer of RG No. 29.088.499-8 SSP/SP, registered under CPF/ME No. 227.945.278-27, Mrs. THAISE CRISTINA SCARPINI, Brazilian, single, lawyer register under Ordem dos Advogados do Brasil - OAB/SP under No. 275.798, bearer of RG No. 43502.823-6 SSP/SP, registered under CPF/ME No. 351.387.198-82, and Mr. VALTER MATTA, Brazilian, single, lawyer, registered under Ordem dos Advogados do Brasil - OAB/SP under No. 96.865, bearer of RG No. 11.535.819 SSP/SP, all of them with business address at Rua Jorge de Figueiredo Corrêa, nº 1.632, part, Jardim Professora Tarcília, Zip Code 13087-397, in the city of Campinas, in the State of São Paulo (“Attorneys in Fact”), for any of the Attorneys in Fact to represent it, alone or jointly, regardless of order of appointment, in the capacity of shareholder of CPFL ENERGIA S.A. (“Company”), during the Extraordinary General Meeting to be held, at first call, on January 15th, 2020, at 10:00 a.m., and, if a second call is necessary, on a date to be informed in due course, at the headquarters of the Company, located at Rua Jorge de Figueiredo Corrêa, nº 1.632, part, Jardim Professora Tarcília, Zip Code 13087-397, in the city of Campinas, in the State of São Paulo, with enough powers to examine, discuss, submit justifications and to vote on its behalf, in compliance with the guidance below, with respect to the matters included in the Agenda.

For the purposes of the granting of this power of attorney, the Attorneys in Fact shall have limited powers to attend the Meeting and to cast a vote in compliance with the guidance provided to her, having no right or obligation to take any action other than those as may be necessary for the fulfillment of this power of attorney. The Attorneys in Fact are hereby authorized to refrain from any resolution or matter with regard to which they have not received, at their discretion, sufficiently specific voting guidance.

Agenda:

a.       To approve the Amendment and Consolidation of the Company’s Bylaws, as follows:

The amendment to the caput and items “e”, “g”, “i” and “j” of Article 18 to: (i) exclude the Deputy Financial Officer position; (ii) create the “Strategy, Innovation and Business Excellence Vice President” position, and to determine its attributions; (iii) change the name and attributions of the “Business Development and Planning Vice-President”, which shall be called “Business Development Vice-President”; (iv) change the attributions of the “Business Management Vice-President”; and (v) to change the wording of the attributions of the “Market Operations Vice President”.

In favor ( )	Against ( )	Abstain ( )
Vote justification:
Term of validity: one (1) month as of the date of execution hereof.
[City], [●] [●], 2020. Grantor By: [●] (certified signature) Position:[•]

3.3.    Conflict of Interests

During the GM, as in the meetings of the Company's management bodies and inspection bodies, the Shareholders present shall express their opinion on the existence of a possible conflict of interest in any matters under discussion or resolution, in which their independence will be compromised. Also, any Shareholder present who has knowledge of a conflicting situation in relation to another Shareholder and the subject matter of the resolution must also be declared. When the conflict of interest is expressed, the conflicting Shareholder shall refrain from voting on that matter. In case the conflicting Shareholder refuses to abstain from voting, the GM president shall determine the annulment of the disputed votes, even after the conclave.

4. Call Notice

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of CPFL Energia S.A. (“CPLF Energia” or “Company”) are hereby invited, pursuant to article 124 of Law N°. 6,404 of December 15th, 1976 (“Brazilian Corporation Law”), to attend the Extraordinary General Meeting (“GM” or “General Meeting”) to be held on January 15th, 2020, at 10:00 a.m., at the Company’s headquarters, located at Rua Jorge de Figueiredo Corrêa, nº 1.632, part, Jardim Professora Tarcília, Zip Code 13087-397, in the city of Campinas, State of São Paulo, to consider and to vote on the following agenda:

a.    To approve the Amendment and the Consolidation of the Company’s Bylaws, as follows: The amendment to the caput and items “e”, “g”, “i” and “j” of Article 18 to: (i) exclude the “Deputy Financial Officer” position; (ii) create the “Strategy, Innovation and Business Excellence Vice President” position, and to determine its  attributions; (iii) change the name and attributions of the “Business Development and Planning Vice President”, which shall be called “Business Development Vice President”; (iv) change the attributions of the “Business Management Vice President”; and (v) to change the wording of the attributions of the “Market Operations Vice President”.

General Information:

1. The shareholders of the Company may participate in the GM provided they are registered in the Register of Book–Entry Shares at Itaú Corretora de Valores S.A. (“ITAUCOR”), Company’s registered agent, and to bring the following documents: (i) individuals - identification document with photo; (ii) legal entities - certified copy of the most recent consolidated Bylaws or Articles of Association and corporate documentation granting powers of representation (minutes of election of the executive officers and/or power of attorney), as well as identification document with photo of the legal representative(s); and (iii) for shareholders organized as Investment Funds - certified copy of the most recent consolidated Bylaws of the fund and the Bylaws or Articles of Association of the fund administrator, and the corporate documentation granting powers of representation (minutes of election of the directors and/or power of attorney), as well as identification document with photo of the legal representative(s).

2. Any shareholder may appoint a proxy to attend the GM and to vote on their behalf. In the event of representation by proxy, the following documents must be presented: (i) proxy instrument granting special powers for representation at the GM; (ii) Bylaws or Articles of Association and minutes of the election of managers, in case of legal entities; and (iii) identification document with photograph of the proxy.

3. The Company requests that all proxies granted in Brazil have the signature certified by the registry office and that all those granted outside Brazil are notarized by a Public Notary duly authorized for this purpose and consularized in a Brazilian consulate or apostilled, and translated to Portuguese by a certified translator and registered before the Register of Deeds and Documents, according to the legislation currently in force.

4. Pursuant to article 126, paragraph 1 of the Brazilian Corporation Law, proxy instruments may only be granted to any person meeting at least one of the following requirements: (i) be a shareholder or manager of the Company, (ii) be a lawyer, or (iii) be a financial institution. For shareholders who are legal entities in accordance with the understanding of the Brazilian Securities Commission (“CVM”) Collegiate Body, issued in the meeting held on November 4th, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be (i) a shareholder or senior manager of the Company, (ii) a lawyer, or (iii) a financial institution.

5. To facilitate the GM proceedings, the Company requests shareholders to submit their proxy instruments and representation documents forty-eight (48) hours prior to the GM, as provided in the Paragraph 1 of article 13 of the Company’s Bylaws. Shareholders attending the GM with the required documents will be allowed to participate and to vote even if they had not submitted mentioned documents in advance.

6. Under article 135, paragraph 3 of the Brazilian Corporation Law and in keeping with articles 6 et seq. of CVM Instruction No. 481, all documents pertaining to the matters to be considered and voted on at the GM are available to shareholders as from this date at the Company’s principal place of business, on its Investor Relations website (http://ri.cpfl.com.br), and on the websites of the CVM (www.cvm.gov.br) and the B3 S.A. – Brazil, Stock Exchange, Counter (www.b3.com.br).

Campinas, January 15th, 2020

Bo Wen

Chairman of the Board of Directors

5. Proposal of the Administration

Campinas, January 15th, 2020.

PROPOSAL OF THE ADMINISTRATION

FROM CPFL ENERGIA S.A.

Dear Sirs,

The Board of Directors of CPFL Energia S.A. (“CPFL Energia” or “Company”) submits to its shareholders’ analysis the Management Proposal (“Proposal”) on the matter to be resolved by the Extraordinary General Meeting (“GM” or “General Meeting”) to be held on January 15th 2020, at 10:00 a.m., as follows:

I.       To approve the Amendment and the Consolidation of the Company’s Bylaws

The Company’s Management recommends to the Company’s shareholders the examination and resolution on the approval of the proposal for the amendment and the consolidation of the Company’s Bylaws, as follows: The amendment to the caput and items “e”, “g”, “i” and “j” of Article 18 to: (i) exclude the “Deputy Financial Officer” position; (ii) create the “Strategy, Innovation and Business Excellence Vice President” position, with the following attributions: to conduct and lead the strategy and innovation (including Research & Development), as well as the quality and business excellence management, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan; (iii) change the name and attributions of the “Business Development and Planning Vice President”, which shall be called “Business Development Vice President” and have the following attributions: to conduct and lead the assessment of the potential new businesses and the development of new businesses related to the areas of electricity distribution, generation, commercialization, transmission and services, and other related or complementary activities; the assessment of potential business and assets sales, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan; (iv) change the attributions of the “Business Management Vice President” that shall have the following attributions: to conduct and lead the information technology, supplies, infrastructure and logistics processes and systems, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, in the Company and its direct and indirect subsidiaries, in line with the Company’s strategic plan; and (v) change the wording of the attributions of the “Market Operations Vice President” to clarify it as follows: to conduct and lead the generation, commercialization, transmission and services businesses of direct and indirect subsidiaries of the Company and coordinate CPFL Energias Renováveis S.A. business, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

In compliance with article 11 of CVM Instruction 481, Annex I of this Proposal contains a comparative table, including the current wording, proposed wording and justification of the amendment. This attachment is available for consultation by Shareholders, as of this date, at the Company's headquarters, on its website (http://www.cpfl.com.br/ri), as well as on the websites of the CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

II. Clarifications

All documents related to the proposal for resolution of the General Meeting are available at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

In addition to the information contained in this Proposal and its Attachment, CPFL Energia’ shareholders may resolve any doubts by means of direct contact with the Investor Relations area, by electronic message (ri@cpfl.com.br) or by telephone (+ 55 19 3756 6082), who are ready to attend to all your needs immediately.

Yours faithfully,

Bo Wen

Chairman of the Board of Directors

ANNEX I - COMPARATIVE CHART OF THE BYLAWS OF CPFL ENERGIA S.A.

As is	To be	Justification
SECTION III	SECTION III	No changes – only for reference
The Board of Executive Officers	The Board of Executive Officers	No changes – only for reference

Article 18 - The Board of Executive Officers shall be comprised of ten (10) members, : (i) one of them to act as Chief Executive Officer, (ii) one as Senior Executive Vice President,  (iii) one as Executive Vice President, (iv) one as Regulated Operations Vice President, (v) one as Market Operations Vice President,  (vi) one as Legal and Institutional Relations Vice President; (vii) one as Business Development and Planning Vice President,  (viii) one as Chief Financial Officer, who shall also perform the duties of Investors Relations Officer; (ix) one as Deputy Chief Financial Officer and  (x) one as Business Management Vice President.

Article 18 - The Board of Executive Officers shall be comprised of ten (10) members: (i) one of them to act as Chief Executive Officer, (ii) one as Senior Executive Vice President,  (iii) one as Executive Vice President, (iv) one as Regulated Operations Vice President, (v) one as Market Operations Vice President,  (vi) one as Legal and Institutional Relations Vice President; (vii) one as Business Development Vice President,  (viii) one as Chief Financial Officer, who shall also perform the duties of Investors Relations Officer; (ix) one as Strategy, Innovation and Business Excellence Vice President and  (x) one as Business Management Vice President.

- exclusion of the Deputy Financial Officer position;

- creation of the Strategy, Innovation and Business Excellence Vice President position;

- changes to the name and attributions of the Business Development and Planning Vice President;

- changes to the attributions of the Business Management Vice President;

- changes to the wording of the attributions of the Market Operations Vice President.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:	Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:	No changes – only for reference

(a) Of the Chief Executive Officer:  to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws and by the Board of Directors. The Chief Executive Officer has as his/hers  exclusive duties:

(a) Of the Chief Executive Officer:  to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws and by the Board of Directors. The Chief Executive Officer has as his/hers  exclusive duties:

No changes – only for reference
(i) to call and to chair the meetings of the Board of Executive Officers;	(i) to call and to chair the meetings of the Board of Executive Officers;	No changes – only for reference
(ii) to grant leave to the members of the Board of Executive Officers and appoint their substitutes;	(ii) to grant leave to the members of the Board of Executive Officers and appoint their substitutes;	No changes – only for reference
(iii) to coordinate and guide the work of the Vice Presidents;	(iii) to coordinate and guide the work of the Vice Presidents;	No changes – only for reference
(iv) to recommend to the Board of Directors the areas of each Vice President;	(iv) to recommend to the Board of Directors the areas of each Vice President;	No changes – only for reference
(v) to make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;	(v) to make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;	No changes – only for reference

(vi) to represent the Company in the Shareholders’ Meetings and/or Quota holders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint a Vice President in his/her place, to represent the Company; and

(vi) to represent the Company in the Shareholders’ Meetings and/or Quota holders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint a Vice President in his/her place, to represent the Company; and

(vii) to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

(vii) to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

No changes – only for reference

(b) Of the Senior Executive Vice President:  to assist the Chief Executive Officer in all of his/hers duties. The Senior Executive Vice President have as his/hers exclusive duties, in connection with the company and its direct and indirect subsidiaries and associates:

(b) Of the Senior Executive Vice President:  to assist the Chief Executive Officer in all of his/hers duties. The Senior Executive Vice President have as his/hers exclusive duties, in connection with the company and its direct and indirect subsidiaries and associates:

No changes – only for reference
(i) to supervise the development of new business, administrative and financial activities;	(i) to supervise the development of new business, administrative and financial activities;	No changes – only for reference
(ii) to supervise the communication, legal, sustainability, information technology, supply chain, and infrastructure activities;	(ii) to supervise the communication, legal, sustainability, information technology, supply chain, and infrastructure activities;	No changes – only for reference
(iii) to supervise the energy distribution, generation, transmission, and trading, and service operations.	(iii) to supervise the energy distribution, generation, transmission, and trading, and service operations.	No changes – only for reference

(c) Of the Executive Vice President:	(c) Of the Executive Vice President:	No changes – only for reference
(i) to assist the Senior Executive Vice President in all of his/hers duties.	(i) to assist the Senior Executive Vice President in all of his/hers duties.	No changes – only for reference
(ii) to conduct and lead the human resources management of the Company and its direct and indirect subsidiaries and associates.	(ii) to conduct and lead the human resources management of the Company and its direct and indirect subsidiaries and associates.	No changes – only for reference

(d) Of the Regulated Operations Vice President: to conduct and lead the businesses related to distribution of electric energy, in observance and ensuring the observation of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes of the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

(d) Of the Regulated Operations Vice President: to conduct and lead the businesses related to distribution of electric energy, in observance and ensuring the observation of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes of the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

No changes – only for reference

(e) Of the Market Operations Vice President: to conduct and lead the electric energy generation, commercialization, transmission and services businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

(e) Of the Market Operations Vice President: to conduct and lead the generation, commercialization, transmission and services businesses of direct and indirect subsidiaries of the Company and coordinate CPFL Energias Renováveis S.A. business, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

Changes to the attributions

(f) Of the Legal and Institutional Relations Vice President: to conduct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal standards, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

(f) Of the Legal and Institutional Relations Vice President: to conduct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal standards, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

No changes – only for reference

(g) Of the Business Development and Planning Vice President: to conduct and lead the assessment of the potential new businesses and the development of new businesses related to the areas of electricity distribution, generation, commercialization, transmission and  services, and other related or complementary activities; the assessment of potential business and assets sales; as well as conduct and lead the strategic, energy and innovation planning processes of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

(g) Of the Business Development Vice President: to conduct and lead the assessment of the potential new businesses and the development of new businesses related to the areas of electricity distribution, generation, commercialization, transmission and services, and other related or complementary activities; the assessment of potential business and assets sales, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

Changes to the attributions and to the name of the position

(h) Of the Chief Financial and Investors Relations Officer: to conduct and lead the administration of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets;

(h) Of the Chief Financial and Investors Relations Officer: to conduct and lead the administration of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets;

No changes – only for reference

(i) Of the Deputy Chief Financial Officer: to assist the Chief Financial and Investors Relations  Officer to perform the financial activities of the Company and the companies directly and indirectly controlled by it, including investment analysis, proposal and hiring of loans and financings, treasury, planning, financial and tax control operations, and the management of the activities inherent to accounting; also, to assist the Chief Financial and Investors Relations Officer in his attributions before the shareholders and the public in general; and

	n/a	Exclusion of the position

n/a

(i) Strategy, Innovation and Business Excellence Vice President: to conduct and lead the strategy and innovation (including Research & Development), as well as the quality and business excellence management, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

Inclusion of a new position

(j) Of the Business Management Vice President:  to conduct and lead the information technology, quality, supplies, infrastructure and logistics processes; to conduct the organizational management processes and systems and to propose and/or disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

(j) Of the Business Management Vice President:  to conduct and lead the information technology, supplies, infrastructure and logistics processes and system, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, in the Company and its direct and indirect subsidiaries, in line with the Company’s strategic plan.

Changes to the attributions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.